Exhibit 21.1

SUBSIDIARIES OF SAEXPLORATION HOLDINGS, INC.

Name	State or County of Organization
SAExploration Sub, Inc.	Delaware
SAExploration, Inc.	Delaware
SAExploration Seismic Services (US), LLC	Delaware
NES, LLC	Alaska
Southeast Asian Exploration Pte., Ltd.	Singapore
South American Exploration (Australia) PTY Limited	Australia
SAExploration (Brasil) Servicos Sismicos Ltda.	Brazil
1623739 Alberta Ltd.	Alberta, Canada
1623753 Alberta Ltd.	Alberta, Canada
SAExploration (Canada) Ltd.	Alberta, Canada
SAExploration Ltd.	Alberta, Canada
SAExploration (Malaysia) Sdn. Bhd. (f/k/a Pacific Rhapsody Sdn. Bhd.)	Malaysia
Kuukpik/SAExploration, LLC [1]	Alaska
Calgary Finance Company Ltd.	Alberta, Canada
SAE Global Holdings (UK) Ltd.	England
SAExploration (Colombia) S.A.S.	Colombia
Serviços Sismicos de Bolivia S.R.L.	Bolivia
Global Finance Company Ltd.	England
SAExploration (Peru) S.R.L.	Peru

1 SAExploration, Inc. owns 49%; Kuukpik Corporation owns 51%.